UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission file number: 001-41598

LAKESHORE BIOPHARMA CO., LTD

(Exact name of registrant as specified in its charter)

Building No. 2, 38 Yongda Road

Daxing Biomedical Industry Park

Daxing District, Beijing, PRC

Tel: 010-89202086

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒   Form 40-F  ☐

Departure of Directors

Each of Dr. Ajit Shetty, Dr. Viren Mehta, Mr. Haitao Zhao, Mr. Henry Chen, Mr. Pierson Yue Pan, Mr. Yuntao Cui and Mr. Jin Wang voluntarily resigned from the board of directors (the “Board”) of LakeShore Biopharma Co., Ltd (the “Company”), effective on May 31, 2024. Each resignation did not result from any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

The Board is now comprised of eight members, including: (1) Mr. Dave Chenn, (2) Dr. Hui Shao (David), (3) Ms. Rachel Yu, (4) Mr. Zengjun Xu, (5) Mr. Adam Zhao, (6) Mr. Thomas Xue, (7) Mr. Chunyang Shao, and (8) Ms. Chunyuan Wu (Brenda). Four of the Board members qualify as independent directors under the director independence standards set forth in the rules and regulations of the Securities and Exchange Commission and the applicable listing standards of the Nasdaq Stock Market LLC. The independent Board members are (1) Mr. Zengjun Xu, (2) Mr. Adam Zhao, (3) Mr. Thomas Xue, and (4) Mr. Chunyang Shao.

In addition, on June 1, 2024, the Board voted to appoint Mr. Dave Chenn as chairperson of the Board and reconstitute the composition of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee in light of the aforementioned Board resignations. Following these updates, the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee are constituted as follows:

Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Adam Zhao (Chair)	Rachel Yu (Chair)	Rachel Yu (Chair)
Thomas Xue	Dave Chenn	Dave Chenn
Chunyang Shao	Hui Shao (David)	Hui Shao (David)

Appointment of Chief Operation Officer

On June 4, 2024, the Board appointed Mr. Xu Wang as the Chief Operation Officer of the Company, effective immediately. Mr. Wang has over twenty years of senior management and strong operational experiences from a number of major vaccine manufacturers, including GSK, Takeda, and others. Mr. Wang served as the General Manager at Xiamen Wantai Canghai Biotechnology Co., Ltd., a leading vaccine manufacturer in China, since 2021. Prior to that, Mr. Wang worked at Takeda Pharmaceuticals from 2012 to 2020, where he was instrumental in establishing commercial-scale vaccine facilities in Singapore and India, and enhancing HPV vaccine production. From 2001 to 2012, Mr. Wang worked at Shanghai GSK Biologics. Mr. Wang was recognized as a Fujian Province Class A Talent and was an SFDA GMP Instructor. Mr. Wang obtained his Master of Science in Microbiology and a Bachelor of Science degree in Microbiology from Fudan University in 1998 and 1995, respectively.

Legal Proceedings

Since December 2023, the Company has been involved in several legal proceedings in the Cayman Islands against Mr. Yi Zhang, the former chairperson of the Board, and his associates. On December 22, 2023, the Grand Court of the Cayman Islands (the “Court”) granted the Company an injunction order against Mr. Zhang, which restrained Mr. Zhang from, among other things, taking any steps to exercise any powers of, or hold himself out to be, chairperson of the Board. That injunction was discharged by the Court on February 6, 2024. On February 16, 2024, the Company obtained another injunction order from the Court which restrained Mr. Zhang and his associates, including Nan Zhang, Yun (Monica) Zhang, Lui Chi Keung and Jing Xian Li from, among other things, holding themselves out to be directors of the Company and from taking any steps to exercise any powers as though they were directors. On April 3, 2024, the Company filed an amended statement of claim with the Court in its proceedings against Mr. Zhang and his associates. The amended statement of claim seeks various forms of declaratory and injunctive relief against the defendants as well as damages. On June 7, 2024, Mr. Zhang filed a defense with the Court which, among other things, alleges that certain present and former directors of the Company took steps to improperly oust Mr. Zhang from, and to seize control of, the Company and that certain present and former directors of the Company breached their fiduciary duties to the Company (which Mr. Zhang has pleaded will be the subject of separate derivative proceedings) and denies the Company’s entitlement to the relief the Company has claimed in its amended statement of claim.

On February 20, 2024, Mr. Zhang filed a writ of summons (the “Writ of Summons”) with the Court against the Company and certain of its directors and executive officers and Apex Prospect Limited (“Apex”), seeking, amongst other things, (i) a declaration that the issue by the Company of 95,269,762 shares to Apex (the “Apex Shares”) was invalid and of no effect; (ii) an injunction restraining Apex from exercising any voting rights in respect of the Apex Shares; (iii) a declaration that the removal of Mr. Zhang as a director of the Company on February 12, 2024 was invalid and of no effect; and (iv) a declaration that the appointment of new directors to the Company on February 13, 2024 was invalid and of no effect and an injunction restraining the individuals appointed as new directors of the Company on February 13, 2024 from holding themselves out to be directors of the Company or exercising any power as directors of the Company. The Writ of Summons has not yet been served on the Company or any of the other defendants.

In May 2024, two entities controlled by Mr. Zhang (collectively, the “Claimants”) filed arbitration claims respectively with the Kaifeng Arbitration Commission in China against Liaoning Yisheng Biopharma Co., Ltd. (“Liaoning Yisheng”), the Company’s principal operating subsidiary in China. The Claimants sought an aggregate amount of RMB919 million of payment, primarily covering fees for research and development services of RMB198 million and accrued interests, borrowings and other fees of RMB721 million until full payment. The Claimants allege that Liaoning Yisheng owes them fees for research and development services from as early as 2002, and that the parties had entered into debt confirmation and repayment agreements (the “Repayment Agreements”) respectively in March 2024, pursuant to which Liaoning Yisheng purportedly agreed to repay the Claimants approximately RMB723 million in the aggregate, including fees for research and development services of RMB198 million and accrued interests, borrowings and other fees of RMB525 million until full payment. In connection with the arbitration proceedings, Liaoning Yisheng received an asset preservation order in favor of one of the Claimants, pursuant to which Liaoning Yisheng’s bank deposits or other properties in the amount of RMB467 million shall be frozen.

The Company believes that the aforementioned claims against Liaoning Yisheng are without merit. Taking into account the financial resources available to the Company and Liaoning Yisheng, the Company does not expect the arbitration proceedings and related asset preservation order to have a material adverse impact on its business, financial condition and results of operations. The Company is in the course of evaluating its options to protect the legitimate interests of the Company and its shareholders through legal means.

This Current Report on Form 6-K is hereby incorporated by reference into the registration statements of the Company on Form F-1 (File No. 333-271221) and Form S-8 (File No. 333-279544), to the extent not superseded by documents or reports subsequently filed.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LakeShore Biopharma Co., Ltd

By:	/s/ Hui Shao
Name:	Hui Shao
Title:	Director and Co-Chief Executive Officer

Date: June 10, 2024

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